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www.akerman.com
305 374 5600 tel 305 374 5095 fax

September 30, 2009
Mr. Larry Spirgel, Assistant Director
Mr. Scott Hodgdon, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	ID Arizona Corp. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-158336 Filed September 10, 2009
Dear Mr. Spirgel and Mr. Hodgdon:
     On behalf of ID Arizona Corp. (the “Company”), we hereby amend the response to Comment No. 4 to clarify the example in our response to the Commission Staff’s comment letter dated September 18, 2009 regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed on September 10, 2009 (the “Registration Statement”). Please note that the Company filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on September 23, 2009. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s responses immediately thereafter.
Ideation’s Reasons for the Business Combination and Recommendation of the Ideation Board of Directors, page 107
4.	We note that management assumed a 30% conversion of Ideation stockholders in calculating the price earnings ratio of 6.7x. In light of your proposed charter amendment and its effect of significantly increasing the potential conversion percentage, discuss whether management considered revising its price earnings ratio. It would appear that the conversion percentage could reflect all public stockholders converting.

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 30, 2009

In response to the Staff’s comment, the Company respectfully advises the Staff that management reviewed the impact of higher conversion on the price earnings ratio and concluded that it was not necessary to revise the price earnings ratio. As conversion increases, the number of total outstanding shares decreases which results in a higher adjusted EPS and a lower implied price earnings ratio. A lower price earnings ratio reflects a more favorable valuation ratio relative to the peer companies; therefore management did not believe it was necessary to revise the price earnings ratio to reflect a lower figure.
To illustrate this, the Company provides the following example for the benefit of the Staff:
At 100% conversion and 100% earnout, assuming $18.25 million of backstop shares at $7.88 per share, the total shares outstanding would be 27.8 million which implies a 2009E EPS of $1.38 and a 2009E P/E of 5.7x, compared to 6.7x at 30% conversion.
* * * * *
     In connection with responding to the Staff’s comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call me at (305) 982-5581.

Sincerely,
/s/ Michael Francis
Michael Francis